Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Three Months ended September 30, 2010 and 2009
(Unaudited)

(Canadian Dollars)

LiveReel Media Corporation

Notice of Disclosure of Non-Auditor Review of Interim Financial Statements for the period ended September 30, 2010

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation for the three months ended September 30, 2010 and 2009 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Schwartz, Levitsky, Feldman LLP, have not performed a review of the interim financial statements for September 30, 2010 in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

		September 30,	June 30,
	Note	2010	2010
		(Unaudited)
Assets
Current
Bank		$81,491	$144,006
Other assets	3	41,734	39,323
		123,225	183,329
Liabilities
Current
Accounts payable and accrued liabilities	4	$59,998	$57,681
		59,998	57,681
Shareholders' Equity
Capital stock	5	6,695,265	6,695,265
Contributed surplus		326,951	326,951
Warrants	6	1,146,081	1,146,081
Deficit and comprehensive loss		(8,105,070)	(8,042,649)
		63,227	125,648
		$123,225	$183,329
Related Party Transactions (Note 8)
Commitments and contingencies (Note 9)

Approved by the Board  “Jason Meretsky”           Director    “Diana van Vliet”         Director

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)

For the Three Months Ended September 30,	Note	2010	2009
Revenue
Interest income		$-	$-
Total Revenue		$-	$-
Expenses
Consulting expense	8	40,000	15,000
Office and general		4,864	11,010
Professional fees		8,385	-
Shareholders information		4,760	872
Bank charges and interest		205	572
Foreign exchange loss (gain)		4,207	30,459
		62,421	57,913
Net loss and compehensive loss for the period		$(62,421)	$(57,913)
Net loss per share - basic and diluted	7	$(0.00)	$(0.00)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Cash Flows
(Canadian Dollars

For the Three Months Ended September 30,	2010	2009

Cash flows from operating activities
Net loss for the period	$(62,421)	$(57,913)

Items not affecting cash
Stock based compensation	-	-

Cash effect of changes in:
Other assets	(2,411)	(30,637)
Accounts payable and accrued liabilities	2,317	13,830

Decrease in cash	(62,515)	(74,720)
Cash, beginning of period	144,006	398,408
Cash, end of period	$81,491	$323,688

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit	Shareholders' Equity (Deficiency)

Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,893,862)	$1,201,854
Fair value of stock options granted for consulting services	-	-	-	33,581	-	33,581
Net loss for the period	-	$-	$-	$-	$(916,260)	$(916,260)
Balance June 30, 2009	13,721,744	$6,656,265	$1,146,081	$326,951	$(7,810,122)	$319,175
Exercise of stock options	3,900,000	39,000	-	-	-	39,000
Net loss for the period		$-	$-	$-	$(232,527)	$(232,527)
Balance June 30, 2010	17,621,744	$6,695,265	$1,146,081	$326,951	$(8,042,649)	$125,648
Net loss for the period	-	$-	$-	$-	$(62,421)	$(62,421)
Balance September 30, 2010	17,621,744	$6,695,265	$1,146,081	$326,951	$(8,105,070)	$63,227

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2010 and 2009

1.    NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was established in Ontario by way of articles of amalgamation dated March 18, 1997.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2010.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at September 30, 2010 and the results of operations and equity and cash flows for the three month period ended September 30, 2010.  The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements.

3.    OTHER ASSETS
	September 30,	June 30,
	2010	2010
	(Unaudited)

Taxes recoverable	$32,046	$24,831
Deposits and prepayments	9,688	14,492
	$41,734	$39,323

Deposits and prepayments are for an extension of the Company’s director’s and officer’s insurance policy entered into May 2010, which extended the coverage to June 2011.  The costs of the policy are expensed on a straight line basis over the life of the policy.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2010 and 2009

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at
		September 30,	June 30,
		2010	2010
		(Unaudited)

Accounts payable	(a)	27,458	10,140
Accrual	(b)	-	15,000
Production advances	(c)	32,540	32,540
		$59,998	$57,680

(a)	As at September 30, 2010, accounts payable were regular trade payables incurred in the normal course of business.

(b)	Accruals at June 30, 2010 are for estimated audit fees. There were no accruals as of September 30, 2010.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2010 - $26,540).

5.    CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	September 30, 2009
	(Unaudited)		June 30, 2010
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of period	17,621,744	$6,695,265	17,621,744	$6,695,265

End of period	17,621,744	$6,695,265	17,621,744	$6,695,265

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2010 and 2009

5.    CAPITAL STOCK – continued

(b)	Stock Options:

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the former Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the former Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  The former Chief Executive Officer exercised all of these options in the year ended June 30, 2010.  On October 4, 2010, the remaining 100,000 options were canceled.

6.    WARRANTS

	As at September 30,
	2010		As at June 30,
	(Unaudited)		2010
	# of warrants	Fair value	# of warrants	Fair value

Issued and outstanding at end of period	6,193,600	$1,146,081	6,193,600	$1,146,081

(a)
On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  There is no financial impact related to this transaction.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2010 and 2009

7.      LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three month period ended September, 2010, which were 17,621,744 shares (Three months ended September 30, 2009 – 13,721,744).

The Company had 6,193,600 share purchase warrants issued and outstanding as at September 30, 2009. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

8.      RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2010 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
Consulting fees include $30,000 of fees paid to the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the three months ended September 30, 2010.  No such fees were paid in the three month period ended September 30, 2009 to either party.

Consulting fees also include $5,000 paid to the Chief Financial Officer for services rendered during the period.  (2009 - $15,000 to the Chief Financial Officer).

b)
Legal fees include $7,500 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the period.  No such fees were paid in the three month period ended September 30, 2009.

9.      COMMITMENTS AND CONTINGENT LIABILITIES

a)
  The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

b)
   On July 15th, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2010 and 2009

10.  SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2010 audited financial statements.  The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the three months ended September 30, 2010 and 2009.

Geographic Information.

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

September 30,	2010 (Unaudited)				2009 (Unaudited)
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total

Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-
Total assets	-	-	-	-	-	-	-	-
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$-
Other				-				-
				$-				$-
Net Loss
Total losses from reportable segments				$-				$-
Other				(62,421)				(57,913)
				$(62,421)				$(57,913)
Assets
Total assets used for reportable segments				$-				$-
Other				123,225				366,398
				$123,225				$366,398
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540
Other				27,458				72,597
				$59,998				$105,137

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2010 and 2009

11.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED    ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X.

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

New accounting pronouncements

There were no new accounting developments in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2010.